

Mail Stop 4631

June 4, 2009

<u>via U.S. mail and facsimile</u>

H. Thomas Hicks, Chief Financial Officer
URS Corporation
600 Montgomery Street, 26th Floor
San Francisco, California 94111-2728

     RE: URS Corporation
              Form 10-K for the Fiscal Year Ended January 2, 2009
              Filed March 3, 2009
              Form 10-Q for the Fiscal Quarter Ended April 3, 2009
              File No. 1-7567

Dear Mr. Hicks:

      We have reviewed your response letter dated May 20, 2009, and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended January 2, 2009

Critical Accounting Policies and Estimates, page 64

Goodwill, page 67

1. We note your response to comment 8 in our letter dated April 13, 2009, and appreciate your efforts to find ways to enhance the discussion of goodwill impairment testing and the disclosure specific to your URS Division and Infrastructure reporting units. The disclosure of the breakeven discount and breakeven capitalization rates provides useful information regarding these assumptions and their relationship to the amount of headroom between the estimated fair value of the reporting units and their carrying values. However, this disclosure does not provide investors with a clear understanding of the potential impact if you had used other reasonably likely inputs to the model for the discount rate and terminal capitalization rate, as well as the compounded annual revenue growth rate and average operating margins. Please

consider expanding your future disclosure to provide a discussion of how sensitive the fair value estimates are to all of the key assumptions identified. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, how you developed the inputs you used in determining the range, its relationship to the carrying value, and the potential financial statement impact. You may wish to refer to Section V of FR-72 "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" on Critical Accounting Estimates for guidance. FR-72 is available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Pension Plans and Post-retirement Benefits, page 69

2. We note your response to comment 10 in our letter dated April 13, 2009. Please supplement the disclosure you intend to include in future filings to also state the impact to your net periodic pension costs for a change in your discount rate. Please also provide a sensitivity analysis for the long-term rates of return on plan assets and rates of change in participant compensation levels to your benefit obligations and your net periodic pension costs, as these are also disclosed as material assumptions. Refer to your disclosures on page 69.

Form 10-Q for the Fiscal Quarter Ended April 3, 2009

3. In future filings, please quantify the impact of the factors you identify that contributed to fluctuations in line items included within income from continuing operations. For example, you note that the Washington Division's revenues were favorably impacted by the settlement of subcontractor claims and the payment of an award fee without quantifying the favorable impact of each of these items. Refer to comment 12 in our letter dated April 13, 2009, Item 303(A)(3)(iii) of Regulation S-X, and Section 501.12 of the Financial Reporting Codification for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief